Exhibit 21.1

ScanSource, Inc.

Schedule of Subsidiaries

Name of Subsidiary	State/Country of Incorporation	Percentage of Voting Securities Owned
4100 Quest, LLC	South Carolina	100%
ScanSource Properties, LLC	South Carolina	100%
Logue Court Properties, LLC	South Carolina	100%
8650 Commerce Drive, LLC	Mississippi	100%
Partner Services, Inc. f/k/a ChannelMax, Inc.	South Carolina	100%
ScanSource Security Distribution, Inc.	South Carolina	100%
T2 Supply, Inc.	South Carolina	100%
ScanSource Canada, Inc.	British Columbia	100%
ScanSource de Mexico S de RL de CV	Mexico	92%
Outsourcing Unlimited, Inc.	Georgia	100%
Netpoint International, Inc.	Florida	92%
ScanSource France SARL	France	100%
ScanSource Europe Limited	United Kingdom	100%
ScanSource UK Limited	United Kingdom	100%
ScanSource EDC Limited	United Kingdom	100%
ScanSource Europe SPRL	Belgium	100%
ScanSource Germany GmbH	Germany	100%
ScanSource Europe (Italia) Sede Secondaria	Italy	100%
ScanSource Netherlands	Netherlands	100%